Alpine Alpha 3, Ltd.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the
Majority of the Board of Directors

April 20, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Alpine Alpha 3, Ltd., a Delaware corporation (“AA3”, “we”, “our” or the “Company”) at the close of business on April 20, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about April __, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On February 2, 2011, Alpine Venture Associates, LLC (the “Seller”) and Zhangwo USA Holdings Group, Inc., a Delaware corporation (“Zhangwo USA”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller sold to Zhangwo USA an aggregate of 2,426,865 shares of the Company’s Common Stock (the “Shares”), for an aggregate purchase price of $250,000. In addition, Zhangwo USA agreed to issue an additional number of shares of Common Stock to the Seller so that the Seller and the other shareholders of the Company of record as of February 2, 2011 would own an aggregate of 2% of the outstanding shares of Common Stock immediately prior to the first future offering of the Company’s securities after the date of this Purchase Agreement.

Under the Purchase Agreement, the Seller agreed to indemnify and hold Zhangwo USA and the Company harmless from the breach by the Seller of any representations made by the Seller in the Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

Pursuant to the Purchase Agreement, James Hahn, the sole officer of the Company resigned from all his positions at the Company effective as of April 14, 2011 and Mr. Hahn’s resignation as the sole director of the Company effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the shareholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, James Hahn’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to shareholders of the Company.) As of April 14, 2011, Mr. Zhangwo Xu was elected as Chief Executive Officer, President and a director of the Company.

On April 14, 2011, the Company entered into a letter agreement (the “Letter Agreement”) with Zhangwo USA and its sole shareholder, Mr. Zhangwo Xu. Pursuant to the Letter Agreement, Mr. Xu transferred 100% of the outstanding shares of common stock of Zhangwo USA held by him, in exchange for an aggregate of 17,000,000 newly issued shares of the Company’s Common Stock (the “Share Exchange Transaction”). The shares of our Common Stock acquired by Mr. Xu in such transactions constitute approximately 85.61% of our issued and outstanding Common Stock on a fully-diluted basis giving effect to the Share Exchange Transaction.

As a result of these transactions, control of the Company passed to Mr. Zhangwo Xu (the “Change of Control”).

As of April 20, 2011, the Company had 19,856,478 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officer(s) and director(s) prior to the Change of Control.  The director will serve until the next annual meeting of shareholders or until his successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
James Hahn	46	President and Chief Executive Officer until April 11, 2011 and Director since August 1, 2007

Zhangwo Xu	45	President, Chief Executive Officer and director since April 11, 2011

James Hahn, age 46, was appointed as our director and officer of the Company on August 1, 2007. Mr. Hahn also serves as the managing partner of Alpine Venture Associates, LLC from 1999 to present.  Mr. Hahn received a bachelor degree of Science in Economics from the University of Pennsylvania in 1985. Mr. Hahn has also been involved in rehabilitating dormant shell companies in the past for sale to or acquisition by target companies.

Zhangwo Xu, age 45, became President, Chief Executive Officer and a director of the Company on April 11, 2011. Since 2004, Mr. Xu has been the Chairman and Chief Executive Officer of Shanxi Zhangwo Automobiles Sales Group Co., Ltd., a company in the business of car sales and distribution. Mr. Xu is also Chairman and Chief Executive Officer of Shenyang Zhangwo Holdings Group Co., Ltd., a bus manufacturer and car parts distributor since 2007. Mr. Xu is responsible for the formulation and deployment of the overall strategy of Shenyang Zhangwo Holdings Group Co., Ltd. and Shanxi Zhangwo Automobiles Sales Group Co., Ltd.  He graduated from Jinjiang Yonghe Yingdun Middle School in 1982 and he has over 17 years of related business experience.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to shareholders, the resignation of James Hahn as a director of the Company will become effective and Mr. Zhangwo Xu will become the sole remaining director of the Company.  All directors of the Company serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Zhangwo Xu	45	Director, President and Chief Executive Officer

Zhangwo Xu, age 45, became President, Chief Executive Officer and a director of the Company on April 11, 2011. Since 2004, Mr. Xu has been the Chairman and Chief Executive Officer of Shanxi Zhangwo Automobiles Sales Group Co., Ltd., a company in the business of car sales and distribution. Mr. Xu is also Chairman and Chief Executive Officer of Shenyang Zhangwo Holdings Group Co., Ltd., a bus manufacturer and car parts distributor since 2007. Mr. Xu is responsible for the formulation and deployment of the overall strategy of Shenyang Zhangwo Holdings Group Co., Ltd. and Shanxi Zhangwo Automobiles Sales Group Co., Ltd.  He graduated from Jinjiang Yonghe Yingdun Middle School in 1982 and he has over 17 years of related business experience.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of two members: James Hahn, whose resignation as our director will take effect 11 days after the first mailing of this Information Statement, and Mr. Zhangwo Xu, who also serves as our sole executive officer.  We therefore do not have a separate lead director.  Our Board is responsible for overseeing risk management, and receives reports from our management periodically.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on shareholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Delaware corporate law and the rules promulgated by the Securities and Exchange Commission, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Mr. Xu.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2010, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, none of the Company's current or resigning officers has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the Board of Directors. The Company has not entered into any employment agreements with our executive officers or other employees to date.

Director Compensation

None of the Company's current directors has received or will receive any compensation for services rendered unto the Company.

Grants of Plan-Based Awards

No plan-based awards were granted to our named executive officer during the fiscal year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by our named executive officer at December 31, 2010. No equity awards were made during the fiscal year ended December 31, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by our named executive officer nor was any restricted stock held by such executive officer vested during the fiscal year ended December 31, 2010.

Pension Benefits

No named executive officer received or held pension benefits during the fiscal year ended December 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010.

Potential Payments upon Termination or Change in Control

Our executive officer is not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2010, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. Our executive officer did not receive any compensation during the last fiscal year.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company’s Common Stock as of April 20, 2011 (i) by each person who is known by us to beneficially own more than 5% of the Common Stock; (ii) by each of the officers and directors of the Company; and (iii) by all of officers and directors of the Company as a group.

Name and Address of Beneficial Owner	Positions with the Company	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Officers and Directors
Zhangwo Xu Sitaizi Tengfei Building, 3rd Fl Huanggu Distrcit Shenyang, PRC 110034	Director and CEO	Common Stock, $0.001 par value	17,000,000	85.61%

James Hahn PO Box 735, Alpine, New Jersey 07620	Director	Common Stock, $0.001 par value	2,137,410 (2)	10.76%

All officers and directors as a group (2 persons named above)		Common Stock, $0.001 par value	19,137,410 (2)	96.38%

5% Securities Holders
Zhangwo Xu Sitaizi Tengfei Building, 3rd Fl Huanggu Distrcit Shenyang, PRC 110034	Common Stock, $0.001 par value	17,000,000	85.61%

James Hahn PO Box 735, Alpine, New Jersey 07620	Common Stock, $0.001 par value	2,137,410 (2)	10.76%

Alpine Venture Associates, LLC PO Box 735, Alpine, New Jersey 07620	Common Stock, $0.001 par value	2,066,865 (2)	10.41%

(1)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the Commission. For purposes of computing such percentage, as of April 20, 2011, there were 2,426,865 shares of Common Stock outstanding.

(2)  The shares include: (i) 2,066,865 shares of common stock owned by Alpine Venture Associates, LLC, which is owned and controlled by Mr. James Hahn. (ii) 20,445 shares owned by Mr. Hahn’s wife; (iii) 40,000 shares issued to Mr. Hahn's family in a private placement on August 18, 2009; and (iii) 10,100 shares owned by Mr. Hahn personally.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of common stock and our other equity securities. These insiders are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5, and the Company’s records, the following table sets forth exceptions to timely filings:

Name	Date of Event Requiring Filing of Form 4	Required Filing Date of Form 4	Date Form 4 to be filed with SEC
James Hahn	08/30/2010 (1)	08/30/2010	Filed on March 21, 2011

(1) On August 30, 2010, Alpine Venture Associates, LLC, of which Mr. James Hahn owns a 50% equity interest and is the president, acquired 1,000,000 shares of the Company’s common stock for $1,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For the year ended December 31, 2010, the Company recorded $1,285 of imputed interest related to shareholder loans payable as in-kind contribution.

On August 30, 2010, for cash of $1,000 at the price of $0.001 per share, the Company entered into stock purchase agreement to issue 1,000,000 shares of common stock to Alpine Venture Associates, LLC (hereinafter, “AVA”) of which James Hahn owns a 50% equity interest and is the president.

On August 27, 2010, AVA loaned the Company $3,000. This loan is unsecured, non-interest bearing, and due on August 27, 2013.

On June 1, 2010, AVA loaned the Company $3,300. This loan is unsecured, non-interest bearing, and due on June 1, 2013.

On April 5, 2010, AVA loaned the Company $600. This loan is unsecured, non-interest bearing and due on April 5, 2013.

On January 22, 2010, AVA loaned the Company $6,000. This loan is unsecured, non-interest bearing, and due on January 22, 2013.

On September 1, 2008, the Company entered into a consulting agreement with Alpine Venture Associates, LLC, where the Company is required to pay $10,000 a month as the compensation for AVA’s services (the “Consulting Agreement”). The agreement will remain in effect unless either party desires to cancel the agreement.  As of December 31, 2010, $280,000 was owed to AVA. On January 30, 2011, the Company entered into an agreement with AVA to terminate the Consulting Agreement. Pursuant to such agreement, the Company issued 1,000,000 shares of Common Stock to AVA in consideration of all unpaid amount of $314,279.24, including the compensation and loans owed to AVA as of the date therein.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpine Alpha 3, Ltd.

	By:	/s/ Zhangwo Xu
Name: Zhangwo Xu
Title: Chief Executive Officer
Dated: April 20, 2011